

SEC

SECU　13010104　SSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65567

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/12____ AND ENDING ____12/31/12____

　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　　GS Capital Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Peachtree Street, NE, Suite 575

(No. and Street)

Atlanta	Georgia	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig F. Magher　　　　　　　　　　　　　　　　　　　404-233-4429

　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.

(Name – *if individual, state last, first, middle name*)

3630 Peachtree Road, NE, Suite 600	Atlanta	Georgia	30326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Craig F. Magher _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
GS Capital Management, LLC
_____ , as
of December 31 _____ , 20 12 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____ _____

_____ _____
                                                            Signature
                                            CRAIG F. MAGHER   Managing Member
                                                            _____
                                                            Title

_____
                Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GS Capital Management, LLC

Financial Statements
with Supplementary Information
December 31, 2012

GS Capital Management, LLC

Table of Contents
December 31, 2012

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT

To The Members
GS Capital Management, LLC

We have audited the accompanying financial statements of **GS Capital Management, LLC** (a Georgia limited liability company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GS Capital Management, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States.

Windham Brannon P.C.

February 20, 2013   Certified Public Accountants

GS Capital Management, LLC

Statement of Financial Condition
December 31, 2012

Assets

Current assets

Cash	$	19,963
Commissions receivable from related party		32,143
Commissions receivable		954
Total current assets		**53,060**
Other assets		264
Total assets	$	**53,324**

Liabilities and members' equity

Current liabilities

Accounts payable and accrued expenses	$	7,440
Payable to affiliate		860
Total current liabilities		**8,300**
Members' equity		45,024
Total liabilities and members' equity	$	**53,324**

GS Capital Management, LLC

Statement of Income
For the Year Ended December 31, 2012

Revenues

Commission revenue	$	521,172

Operating expenses

Employee expenses	22,852
Professional fees	21,698
Expense sharing with affiliate	10,453
Miscellaneous expense	7,617
Licenses and fees	4,581
Total operating expenses	67,201

Net income	$	453,971

GS Capital Management, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

		Members' Equity
Balance, December 31, 2011	$	96,353
Member distributions		(505,300)
Net income		453,971
Balance, December 31, 2012	**$**	**45,024**

GS Capital Management, LLC

Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities

Net income	$	453,971
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in:		
Commissions receivable		(954)
Commissions receivable from related party		25,661
Other assets		(193)
Accounts payable and accrued expenses		(98)
Payable to related party		(347)
Net cash provided by operating activities		478,040

Cash flows from financing activities

Distributions to members		(505,300)
Net cash used in financing activities		(505,300)
Net decrease in cash		(27,260)

Cash,

Beginning of year		47,223
End of year	$	19,963

Supplemental cash flow disclosures

Interest and income taxes paid	$	-

1. Organization and Summary of Significant Accounting Policies

GS Capital Management, LLC (the Company) was formed in 2002 as a Georgia limited liability company. The Company is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's sole source of revenue is commissions earned from alternative investment vehicles, principally private investment fund partnerships (the funds). These commissions are generally based on a contractual percentage of fees earned by the funds from investors introduced to the funds by the Company; such fees in turn are generally based on a percentage of the investors' investments in the funds. The Company operates a single office in Atlanta, Georgia.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits in a non-interest bearing account in a bank located in Georgia. Through December 31, 2012, balances in this account are subject to unlimited FDIC insurance coverage.

Commissions Receivable and Allowance for Doubtful Accounts

Commissions receivable are unsecured and are generally due to the Company within a specified number of days after the private investment fund partnerships receive the fees from the investors in these funds. The Company performs on-going credit evaluations of its clients and maintains an allowance for doubtful accounts when considered necessary. As of December 31, 2012, no allowance for doubtful accounts receivable was considered necessary.

Revenue Recognition

Commission revenue is received periodically but is recognized as earned on a pro rata basis over the terms of the contracts with the funds. In 2012, the Company earned revenue from two accounts, the largest of which is approximately 79% of total revenue.

Income Taxes

The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

2.   Related Party Transactions

The Company has an expense sharing arrangement with a company that is affiliated through common ownership whereby the Company receives use of office space, computers, equipment and other support, and is allocated a percentage of expenses that relate to operation of the Company. In 2012, the Company paid $10,453 to the affiliate under the arrangement, of which $860 was payable at December 31, 2012. As stated in the expense sharing agreement, the Company has agreed to pay a percentage of the rent expense for office space leased by the affiliate. The allocated rent expense paid by the Company is $860/month. For the year ended December 31, 2012, the Company paid approximately $10,450 as rent expense through the expense sharing agreement.

In 2012, the Company received $92,375 of revenue from a fund that is affiliated with the Company by common management, of which $32,143 was receivable at December 31, 2012. The members of the Company are employees of this fund.

3.   Simplified Employee Pension Plan

The Company has adopted a Simplified Employee Pension Plan that covers substantially all employees. The Company funds 100% of contributions for its employees while the member contributions are funded through distributions from their capital accounts. There were no contributions to employees in 2012.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2012, the ratio of aggregate indebtedness to net capital was .71 to one, and net capital was $11,663, which was $6,663 more than required.

Supplementary Information

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTARY INFORMATION

To The Members
GS Capital Management, LLC

We have audited the financial statements of **GS Capital Management, LLC** as of and for the year ended December 31, 2012, and have issued our report thereon dated February 20, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2012, required by Rule 17a-5 under the Securities Exchange Act of 1934, are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Windham Brannon P.C.

Certified Public Accountants

February 20, 2013

Computation of net capital

Members' equity, December 31, 2012	$	45,024
Less non-allowable assets		33,361
Net capital		**11,663**

Reconciliation of members' equity

Members' equity, Form 17A-5, Part IIA	45,024
Audited financial statement adjustments	-
Members' equity per audited financial statements	45,024

Reconciliation of net capital

Net capital, Form 17A-5, Part IIA	11,663
Audited financial statement adjustments to non-allowable assets	-
Net capital per audited financial statements	11,663

Computation of aggregate indebtedness as defined under rule 15c3-1

Accounts payable and other current liabilities		8,300
Total aggregate indebtedness	$	8,300
Ratio of aggregate indebtedness to net capital		.71 to 1

GS Capital Management, LLC

Supplementary Information
December 31, 2012

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**

The provisions of the aforementioned rule are not applicable to GS Capital Management, LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. GS Capital Management, LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).



3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members
GS Capital Management, LLC

In planning and performing our audit of the financial statements of **GS Capital Management, LLC** (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Branson P.C.

Certified Public Accountants

February 20, 2013



WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To The Members of
GS Capital Management, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by GS Capital Management, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, as amended, (attached) with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7, as amended, for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7, as amended, with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7, as amended; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, as amended, and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

15

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C

Certified Public Accountants

February 20, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **December 31** , 20**12**
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

⌐GS Capital Management, LLC
1100 Peachtree St., NE Suite 575
Atlanta, GA 30309

└

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Michelle White 404-983-1760

2. A. General Assessment (item 2e from page 2) $756.65

  B. Less payment made with SIPC-6 filed (exclude interest)
      7/30/12, and 1/24/2013   (383.36 +323.39   )
              Date Paid

  C. Less prior overpayment applied   (0   )

  D. Assessment balance due or (overpayment)   49.90

  E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

  F. Total assessment balance and interest due (or overpayment carried forward) $49.90

  G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $49.90

  H. Overpayment carried forward $(0   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GS Capital Management, LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the **20** day of **February** , 20 **13** .

Managing Member
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning <u>January 1</u>, 20 <u>12</u>
and ending <u>December 31</u>, 20 <u>12</u>
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $302,661

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   0

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   0

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   0

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0

Enter the greater of line (i) or (ii)   0

Total deductions   0

2d. SIPC Net Operating Revenues $302,661

2e. General Assessment @ .0025 $756.65

(to page 1, line 2.A.)

2